UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.1)

MAXPOINT INTERACTIVE, INC.
(Names of Subject Company)

MERCURY MERGER SUB, INC.
(Offeror)

A WHOLLY OWNED INDIRECT SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.00005 PAR VALUE
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, Texas 78256
(210) 697-8888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David Feirstein, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4861

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$96,326,307	$11,164.22

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 6,765,859 shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc. (“MaxPoint”) issued and outstanding, multiplied by the offer price of $13.86 per share (the “Offer Price”); plus (ii) 95,024 Shares subject to issuance in respect of MaxPoint’s restricted stock awards that have vested or are anticipated to be vested prior to the completion of the transaction, multiplied by the Offer Price; and plus (iii) 89,067 Shares subject to issuance in respect of outstanding MaxPoint stock options that have vested or are anticipated to be vested prior to the completion of the transaction, multiplied by the Offer Price.

The calculation of the filing fee is based on information provided by MaxPoint as of August 31, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,164.22	Filing Party: Harland Clarke Holdings Corp.
Form or Registration No.: Schedule TO	Date Filed: September 11, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No.1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”) and by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on September 11, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.00005 per Share (“Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), at a price of $13.86 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 11, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraphs set forth below:

“On September 14, 2017, Robert Berg, alleging himself to be a stockholder of MaxPoint, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of North Carolina (the “Berg Complaint”), against MaxPoint, all members of the board of directors of MaxPoint, Parent, Purchaser and Valassis. Among other things, the Berg Complaint alleges that the Schedule 14D-9 filed by MaxPoint Interactive, Inc. with the SEC on September 11, 2017 omits to state material information, rendering it materially incomplete, false and misleading and in violation of the Exchange Act. The suit seeks, among other things, (a) an order enjoining consummation of the transactions contemplated in the Offer, (b) if the transaction is consummated, an order rescinding the transaction and setting it aside or awarding rescissory damages, (c) an order directing MaxPoint and all members of the MaxPoint board of directors to file a solicitation statement that does not contain any untrue statement of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (d) a declaration that defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, and (e) an award of plaintiff’s costs, including attorneys’ fees and experts’ fees. Parent, Purchaser and Valassis believe that the allegations are without merit. The foregoing summary of the Berg Complaint does not purport to be complete and is qualified in its entirety by reference to the Berg Complaint, which is filed as Exhibit (a)(5)(A) to the Schedule TO. As of the filing of Amendment No.1 to the Schedule TO, none of Parent, Purchaser and Valassis Communications, Inc. has been served with the Berg Complaint.”

“On September 15, 2017, early termination of the waiting period under the HSR Act applicable to the Offer and Merger was granted.  Accordingly, the HSR Condition, as described and referred to in the Offer to Purchase, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit

“(a)(5)(A)
Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Robert Berg, Individually and On Behalf of All Others Similarly Situated, v. MaxPoint Interactive, Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len Jordan, Augustus Tal(sic), Harland Clarke Holdings Corp. Mercury Merger Sub, Inc., and Valassis Communications, Inc.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

MERCURY MERGER SUB, INC.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	Senior Vice President, General Counsel and Secretary

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 11, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Joint Press Release of Valassis and MaxPoint Interactive, Inc. on August 28, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).*

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 11, 2017.*

(a)(5)(A)
Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Robert Berg, Individually and On Behalf of All Others Similarly Situated, v. Maxpoint Interactive, Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len Jordan, Augustus Tai, Harland Clarke Holdings Corp. Mercury Merger Sub, Inc., and Valassis Communications, Inc.

(b)(1)	Commitment Letter, dated as of August 27, 2017, among Credit Suisse AG, Credit Suisse Securities (USA) LLC and Harland Clarke Holdings Corp.*

(d)(1)
Agreement and Plan of Merger, dated as of August 27, 2017, among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).*

(d)(2)	Confidentiality Agreement, dated August 23, 2016, between MaxPoint Interactive, Inc. and Valassis Communications, Inc. (a wholly owned subsidiary of Harland Clarke Holdings Corp.).*

(d)(3)
Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc., Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017). *

(d)(4)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Gretchen Joyce.*

(d)(5)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Joseph Epperson.*

(d)(6)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Kurt Carlson.*

(g)	None.

(h)	None.

* previously filed